Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION         Austin, Texas
                                                             (512) 499-3800
                                                           Chicago, Illinois
                                 1401 MCKINNEY               (312) 425-3900
                                   SUITE 260                 Dallas, Texas
                           HOUSTON, TEXAS 77010-4034         (214) 855-4500
                                                        Los Angeles, California
                                 (713) 951-3300              (310) 820-8800
                            FACSIMILE (713) 951-3314     Pasadena, California
                                                             (626) 578-7400
                                                          San Antonio, Texas
    Lee Thompson                                             (210) 246-5000
   (713) 951-3342                                           Washington, D.C.
lthompson@jenkens.com           www.jenkens.com              (202) 326-1500


                                  May 18, 2005


By EDGAR and facsimile 202-942-9531

Mr. Ryan Rohn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0510
450 5th Street, N.W. - Judiciary Plaza
Washington D.C. 20549-0405

         Re:      Handy Hardware Wholesale, Inc.
                  Form 8-K Item 4.01 filed April 28, 2005
                  Form 8-K/A Item 4.01 filed May 16, 2005
                  File No. 000-15708

Dear Mr. Rohn:

     This letter responds to the comments of the Staff contained in your letter dated May 17, 2005 regarding the above Form 8-K filed April 28, 2005 and the Amended Form 8-K filed May 16, 2005. The responses included in this letter have been numbered to correspond to the number of the Staff's comments. This letter is being filed via EDGAR today.

1. IN CONSIDERATION OF OUR PRIOR COMMENT NUMBER TWO, WE HAVE NOTED THAT YOU HAVE FILED YOUR FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005, HOWEVER YOUR DISCLOSURE STILL STATES, "CLYDE D. THOMAS WOULD CONTINUE TO ACT AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANT AND ASSIST IN THE REVIEW OF THE COMPANY'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2005..." YOUR DISCLOSURE SHOULD INCLUDE A STATEMENT THAT DESCRIBES WHEN THE SERVICES OF YOUR FORMER ACCOUNTANT HAVE ENDED. IN ADDITION, THE INTERIM PERIOD DATE IN YOUR DISCLOSURE SHOULD BE UPDATED FOR THIS EFFECTIVE DATE.

     We added a statement that Clyde D. Thomas' services ended effective May 13, 2005 and we updated the interim period date to reflect this date as well.

EXHIBIT 16:

6. TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16.1 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

     The Amended Form 8-K includes an updated Exhibit 16.1 letter from the former accountants.

     Please feel free to contact me at 713-951-3342 with any further questions or comments. Thank you.

                                                 Very truly yours,


                                                 /s/ Lee Thompson
                                                 ------------------
                                                 Lee Thompson

LT:at

cc:      Ms. Tina S. Kirbie
         Handy Hardware Wholesale, Inc.
         8300 Tewantin Drive
         Houston, TX 77061